legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 26, 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Amendment No. 1 to Form 8-K
Filed January 22, 2013
File No. 000-54007

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Compliance Systems Corporation (the “Registrant”) Amendment No. 2 to the above-referenced Form 8-K. This Amendment No. 2 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Barry Brookstein dated January 29, 2013. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: We note your response to comment 1 from our letter dated January 12, 2012, but believe that the company remains a shell company. You have not begun operations, and your activities outlined in your response and in the Form 8-K are anticipated operations. We note that you have not completed or launched your website, which appears to be your only significant asset, nor have you expended material funds towards the development of your website. Therefore, you appear to still have nominal operations and nominal assets. Clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

Response 1:

Rule 405 and Rule 12b-2 of the Exchange Act of 1934 (the “Exchange Act”) defines a “shell company” as a company with: (1) no or nominal operations and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

As set forth below and based on the foregoing definition of “shell company", the Company continues to maintain that it was no longer a shell company as of the closing, on October 30, 2012, of the acquisition of Seaniemac Limited (“Seaniemac”). Seaniemac is an Ireland corporation engaged in the business of developing a sports gambling website it intends to operate when it completes development. Its current activities, which the Company respectfully submits constitutes more than “nominal operations” include the following actions:

On October 30, 2012, the Company solidified its management team by designating the following persons to our Board of Directors, which board then appointed the following individuals to serve as our officers: Barry M. Brookstein, Director, Chief Executive Officer, Chief Financial Officer, Secretary; Sean McEniff, Director, Chairman and President; Shane O’Driscoll, Director; and Jon M. Garfield, Director.

As set forth in Seaniemac’s financial statements for the nine months ended on September 30, 2012, the company has expended significant funds in connection with the furtherance of its online gaming operations and corresponding development of its website. Namely, as set forth in the Statement of Operations for the nine month period ended September 30, 2012, the company has incurred operating expenses of $200,861, all of which are comprised of selling, general and administrative expenses. Moreover, the Balance Sheet at September 30, 2012 reflects: (i) total assets of $162,002, comprised of cash ($2,152) and prepaid expenses ($159,850) and (ii) total liabilities of $364,157, comprised of accounts payable and accrued expenses ($305,239) and loans payable and accrued interest to related parties ($58,918).

Furthermore, the Company has incurred thousands of dollars of expenses related to the development of its business plan and gaming operations, including the launch of its website as follows:

●	On March 13, 2012, Seaniemac entered into a Marketing Agreement with Jenningsbet Ltd, an Isle of Man Company (the “Jenningsbet Agreement”) for the development and operation of its gaming website. Under the terms of the Jenningsbet Agreement, Jenningsbet will be responsible for all aspects of the proposed website including software development for a Seaniemac branded website, operations, sportsbook trading, telephone betting operations, licensing, website hosting, payment solutions, security and first line support of gaming related questions.

●	Under the terms of the Jenningsbet Agreement, the Company is entitled to a commission of 70% of monthly gross revenue up to £100,000 and 75% of monthly gross revenue when it is £100,000 or more for three consecutive months. The Company is responsible for marketing and attracting customers to the website and has agreed to pay Jenningsbet a website set up fee of £35,000 and a monthly license fee of 2% of the gross revenue after the initial 12 month period with a minimum monthly revenue guarantee to Jenningsbet of £6,000 per month. The Company is obligated to pay Jenningsbet net losses or charge backs from activity on the Seaniemac website that exceed gross revenue within 14 days in any month when the net losses exceed £1,000 on a cumulative basis.

●	Jenningsbet may delay payment of commissions for up to 180 days in the event of any suspected fraud traffic on the website. In the event fraudulent activity occurs, Jenningsbet may pay the withheld commission, recalculate them in light of the fraud or retain them. We have 30 days to contest any monthly reports or amounts payable by Jenningsbet after which time any of our claims are waived.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

The Jenningsbet Agreement contains general provisions dealing with website availability, limitation of damages for breaches of the agreement and adverse government regulation. All player data from the website remains our property and Jenningsbet is obligated to keep all customer data confidential in accordance with the Data Protection Act under UK law and the privacy policies published by Jenningsbet on the website. The Jenningsbet Agreement may be terminated by either party upon three months’ written notice.

The Company completed the evaluation of a beta version of the website developed by Jenningsbet and its continued pursuit of operating its proposed gaming website under the Jenningsbet Agreement.

●	In an effort to explore alternative gaming platforms and functionality, the Company has entered into a Heads of Agreement, or Memorandum of Understanding (“MOU”), on July 13, 2012 with Boyle Media Limited (“BoyleSports”). Under the terms of the MOU, BoyleSports agreed to develop Seaniemac branded versions of the following BoyleSports gaming products: Sportsbook, Casino, Bingo and Games. In addition, BoyleSports will also provide real time sports events, odds and pricing data feeds for integration with the proposed seaniemac.com website as well as customer service, promotional events, free telephone customer support and telephone betting, event and payment processing and customer account settlement and management for the website. Following the MOU, an evaluation of the proposed websites and the scope of support to be provided by the website operators, the Company entered into a White Label Services Agreement with Boylesports.

●	The Company has to paid BoyleSports €42,000 towards the €65,000 it agreed to pay them to deliver the branded website which will also include a branded mobile website. In addition, the Company has agreed to pay BoyleSports a portion of the gross gaming revenue (GGR) generated from the seaniemac.com website. GGR is the gross turnover, minus gross win, leaving gross gaming yield and subtracting from that amount tax and any payments to software providers. Seaniemac is entitled to 70% of monthly GGR up to £50,000, 75% of monthly GGR from £50,000 to £250,000, 80% of monthly GGR from £250,000 to £1,000,000, and 85% of GGR in excess of £1,000,000. Minimum guaranteed payments to BoyleSports during the first year of the agreement is £7,500 during months four through six and £10,000 during months seven through twelve and £15,000 in years two and three. The partner’s share of the Gross Gaming Yield (GGR) is then subject to operational costs including, but not limited to: Customer Service– €2.80 per customer ticket, Promotions and Bonus @ €20 per new customer, chargebacks at roughly 2% on customer deposits (subject to customer behaviour), telephone betting at €2.80 per transaction, payment processing at 2% on deposits (subject to change), video streaming horseracing at £0.10 per customer per race and freefone telephone charges. Payments will be made to us monthly on the understanding that customer losses are greater than BoyleSports minimum guaranteed payment and operational costs. In the event that client losses are less than what is owed, the Licensee will be expected to pay the difference as soon as is practicably possible to ensure continued service to their customers. There is no specific term of the MOU. We intend to continue developing our branded gaming website under the MOU and once we have completed that development, we intend to enter into a formal agreement with BoyleSports which incorporates the terms outlined in the MOU.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

●	The Company has engaged and paid significant funds to attorneys, accountants, consultants, part-time and full-time employees; all of which for the purpose of: (i) developing and marketing our gaming operations, including the production of television commercials (ii) developing, marketing and launching our website, (iii) SEC compliance, (iv) legal compliance, (iv) accounting and auditing

The activities noted above are current activities directed towards the launch of a clearly identified business. These clearly substantive activities constitute more than the “no or nominal operations” as defined in Rule 405. Under the definition set forth in Rule 12b-2 under the Exchange Act, if a company has more than nominal operations, further inquiry is not necessary and the company is not a shell company.

Also, with regard to the staff’s concern about disclosure to investors about the Company’s limited operations or operating history in its current business, the first Risk Factor in the Form 8-K includes clearly notes the Company’s limited operating history, the fact that its website is under development and the risks associated with these facts. Therefore, based on the foregoing the Company believes that no further changes are required as related to this comment.

Comment 2: Please explain why you removed the disclosure on page 8 of the Form 8-K under the header “Consulting Fees.”

Response 2: This disclosure was inadvertently deleted and has been included on page 9 of Amendment No. 2.

Description of Seaniemac’s Business, page 5

Comment 3: We note reference to third party information throughout this section (Pages 5 through 18). In accordance with comment 3 from our letter dated November 28, 2012, please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Where you cite your own research or industry information, describe the nature of that research.

Response 3: As we discussed with staff, we are providing the following items to the SEC supplementally and will send such items to the staff VIA Fed Ex.

Footnote	Name of Source	Page(s)
1	Datamonitor Industry Profile: Global Online Gambling dated September 2011	8
2	Online Gambling: A Gable or a Sure Bet?, KPMG International Cooperative	6
3	British Gambling Prevalence Survey, www.gamblingcommission.gov.uk	9
4	Global Gaming Outlook, www.PWC.com	14
5	Global Gaming Outlook, www.PWC.com	39
6	Good Odds for Mobile Gambling White Paper, Juniper Research	4
7	2011 Population and Migration Estimates, www.CSO.ie	1
8	Leaving Ireland Emigration Looms Again, www.telegraph.co.uk	1

In addition, the Company has included revised disclosure on its internal research on page 10 of Amendment No. 2.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

Jenningsbet Ltd., page 7

Comment 4: Please supplement the disclosure added in response to comment 5 from our letter dated November 28, 2012 to:

●	Clarify, whether the two year agreement term started as of March 13, 2012 or starts when the website becomes operational;
●	Clarify, if true, that the contract generally may not be terminated for the two year initial term and will automatically renew for successive terms of one year unless either party provides three months’ written notice;
●	Disclose whether you have paid the website set-up fee;
●	Disclose that Jenningsbet may cancel the contract if Gross Revenue falls short of a certain threshold for three consecutive months after 12 months of operation; and
●	Disclose that the commission model under the agreement will be renegotiated every two years.

Response 4: The requested disclosure has been included in Amendment No. 2. Also, as noted in response to Comment No. 5, the disclosure has been revised to reflect the termination of the Jenningsbet agreement.

Boyle Media Limited, page 7

Comment 5: We note your disclosure that you determined to explore alternative gaming platforms and functionality by entering into a memorandum of understanding with Boyle Media Limited. Please disclose what, if any, damages you anticipate owing to Jenningsbet or Boyle Media Limited based upon your eventual decision to utilize one’s website and services over the others. Please also disclose whether you have paid the fee for BoyleSports to deliver its branded website.

Response 5: The Company terminated the Jenningsbet Agreement and elected to move forward with the Boyle Media Limited agreement. The disclosure on pages 7 and 8 of Amendment No. 2 has been updated to reflect this and the matters raised in Comment 5.

Comment 6: Please disclose the status of the website developed by Boyle Media Limited and your expectation of when it might be operational. Describe any drawbacks to pursuing a partnership with Boyle Media Limited as opposed to Jenningsbet, including your ability to stream live Gaelic Games.

Response 6: The requested disclosure has been included in Amendment No. 2 on page 7. Also, as noted in response to Comment No. 5, the disclosure has been revised to reflect the termination of the Jenningsbet agreement and the agreement with Boylesports.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

Item 1A. Risk Factors, page 18

Our ability to compete depends in part on the continued availability and service of qualified employees, page 22

Comment 7: Supplement the disclosure added in response to comment 13 from our letter dated November 28, 2012 to disclose what if any experience your current employees have in marketing an online gambling website.

Response 7: The requested disclosure has been included in Amendment No. 2 on page 22.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

Comment 8: Please restore the results of operations discussion for Seaniemac’s standalone operations prior to the merger and update your discussion through the period ended September 30, 2012. Per comment 17 from our letter dated November 28, 2012 revise the headings for each results of operations discussion to denote whether it pertains to you or to Seaniemac prior to the merger.

Response 8: The requested disclosure has been included in Amendment No. 2 on page 38.

Comment 9: We reissue comment 18 from our letter dated November 28, 2012 in part. Please revise to make clear what salary, preferred shares, debt, warrant and other obligations remain outstanding post-merger and discuss your ability to meet these obligations given the “high fixed costs of online gambling” noted on page 10. We note reference to a $600,000 advance on page 32 and that the Exchange Agreement required that you have no more than $350,000.00 in outstanding debt.

Response 9: Additional disclosure has been provided to reflect what salary, preferred shares, debt, warrant and other obligations remain outstanding post-merger as a result of share issuances. See “Management’s Discussion and Analysis – Issuances of Securities in Connection with the Acquisition” on page 28 of Amendment No. 2.

The Company has added disclosure regarding loans from RDRD, a related party. See “Management’s Discussion and Analysis – Seaniemac’s Liquidity and Capital Resources” on page 38 of Amendment No. 2.

With regard to the $350,000 debt limit, the Company has entered into an amendment to the Share Exchange Agreement which eliminates the debt limit. This amendment is attached as Exhibit 10.6 to Amendment No. 2.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

Gaelic Games, page 30

Comment 10: We note your response to comment 22 from our letter dated November 28, 2012. Please further revise to specify which of the activities under pre-launch you have undertaken and the funds spent on such activities. In this regard, we note that you removed disclosure elsewhere in the filing regarding celebrity partnerships. Please also clarify when you intend to undertake the “Additional Marketing Strategies.”

Response 10: With regard to the amount of funds devoted by Seaniemac to its start-up operations, we have included additional disclosure in the section “Management’s Discussion and Analysis – Funds Used in Start Up Operations”. The Company believes that a discussion of the total amounts spent in connection with its start up activities is more meaningful than disclosure of individual small amounts.

In addition, the Company has included additional disclosure reflecting its ongoing efforts to develop and launch an online gaming website Boylesports, including the recently completed evaluation of the website developed by Jenningsbet, the termination of its agreement with Jenningsbet and its efforts to move forward with the Boylesports.

The Company clarified that the activities included under the heading “Additional Marketing Strategies” will be considered after the launch of the Seaniemac.com website.

Comment 11: In response to comment 23 from our letter dated November 28, 2012 you disclose that you “will rely on third parties for all of the web operations.” Please specify which of the listed marketing activities will depend upon cooperation with or delegation to third parties and whether you have initiated contact with any of those parties. For example, disclose whether you will need to hire an outside party to conduct the online marketing and search engine marketing contemplated.

Response 11: The Company has included additional disclosure on the scope of responsibilities of its employee who will be responsible for internet marketing. See page 32 of Amendment No. 2. In addition, the Company has included disclosure of the background of this employee on page 44 of Amendment No. 2.

Comment 12: You disclose that you “have received a portion of the $600,000 advance.” Please quantify the portion of the advance you have received and disclose the material terms of this funding.

Response 12: The Company has clarified its disclosure to explain that RDRD, a related party has been funding Seaniemac’s working capital needs although there is no obligation to do so. See “Management’s Discussion and Analysis – Seaniemac’s Liquidity and Capital Resources” on page 38 of Amendment No. 2.

Item 3.02 Unregistered Sales of Equity Securities, page 49

Comment 13: Per comment 26 from our letter dated November 28, 2012, please disclose all securities transactions required by Regulation S-K Item 701. For example, disclose the transactions that were described under “Events subsequent to June 30, 2012” on pages 32 through 35 of this Form 8-K prior to amendment. Please remove the cross reference to your financial statements.

Response 13: Disclosure of the Unregistered Sales of Equity Securities as required under Item 3.02(b) of Form 8-K has been included in Amendment No. 2 beginning on page 49.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

Debt Exchange Shares, page 50

Comment 14: We note your response to comment 27 from our letter dated November 28, 2012. Because your company is still a shell company based upon its nominal operations and assets, then the resale limitation of Rule 145(c) and (d) will apply to any resales by the plaintiffs. See section 5 of Staff Legal Bulletin No. 3A (June 18, 2008). Please revise accordingly.

Response 14:

As set forth in the response to your Comment no. 1, above, the Company continues to maintain that is no longer a shell company. As such, the Company maintains further that the resale limitations of Rule 145(c) and (d) do not apply to the shares of its common stock delivered to the plaintiffs as a result of the June 28, 2012 Final Declaratory Judgment. These shares were issued in exchange for claims against us pursuant to a court approved plan in accordance with Section 3(a)(10) of the Securities Act and Section 517.061(5), Florida Statues.

Under Rule 145(d), except when a shell company is involved, the SEC eliminated the provision (effective in February 2008) that “previously deemed” parties in a 145 transaction to be underwriters. This “presumptive underwriter” provision now only applies to any party to a Rule 145 transaction involving a shell company. However, those presumed underwriters in a shell company transaction can resell their securities in accordance with revised resale provisions pursuant to Rule 145(d)(1) and (2) below, which provide that:

Rule 145....

(d) Resale provisions for persons and parties deemed underwriters. Notwithstanding the provisions of paragraph (c), a person or party specified in that paragraph shall not be deemed to be engaged in a distribution and therefore not to be an underwriter of securities acquired in a transaction specified in paragraph (a) that was registered under the Act if:

(1) the issuer has ceased to be a shell company, is reporting and has filed the requisite Exchange Act reports and filings reflecting that the issuer is no longer a shell company; and

(2) one of the following three conditions is met:

(i) the securities are sold in accordance with the Rule 144 restrictions and at least 90 days have elapsed since the date the securities were acquired from the issuer in the Rule 145 transaction;

(ii) the seller has not been, for at least three months, an affiliate of the issuer, and at least six months have elapsed since the date the securities were acquired from the issuer in the Rule 145 transaction, and current information regarding the issuer is publicly available; or

(iii) the seller has not been, for at least three months, an affiliate of the issuer, and at least one year has elapsed since the date the securities were acquired from the issuer in the Rule 145 transaction.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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Larry Spirgel, Assistant Director

Securities and Exchange Commission

February 26, 2013

 As described above, the Company ceased being a shell company on October 30, 2012. Accordingly, Rule 145(d)(2)(ii) above applies to the Company effective on December 28, 2012. The June 28, 2012 Final Declaratory Judgment granted to those plaintiffs/shareholders beneficial ownership in the subject shares. As such, they have held beneficial ownership of those shares for more than seven (7) months. Accordingly, based on Rule 145(d)(2)(ii) in which the seller has not been an affiliate for 90 days and has held the shares for over 6 months, the shares are not subject to the resale limitations set forth in Rule 145(d) and (c).

Additionally, Section 5 of Staff Legal Bulletin No. 3A (June 18, 2008) further supports the above analysis.

Item 9.01 Financial Statements and Exhibits, page 50

Comment 15: We reissue comment 28 from our letter dated November 28, 2012. Please provide all of the exhibits required by Item 601 of Regulation S-K. For example, provide your articles of incorporation or instruments corresponding thereto as currently in effect. Refer to Item 601 of Regulation S-K.

Response 15: The requested exhibit 3.1 has been included in Amendment No. 2.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

COMPLIANCE SYSTEMS CORPORATION

/s/ Barry M. Brookstein
By: Barry M. Brookstein
Title: Chief Executive Officer
Chief Financial Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

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